

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 19, 2011

VIA U.S. MAIL

Robert E. Jordan
President
Dixie Foods International, Inc.
115 N.E. 6th Boulevard
Williston, FL 32696

   Re: Dixie Foods International, Inc.
     Amendment No. 1 to Registration Statement on Form S-1
     Filed January 5, 2010
     File No. 333-170662

Dear Mr. Jordan:

   We have reviewed your amended registration statement and letter dated January 5, 2011, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

General

1. We remind you of comment 1 in our letter dated December 14, 2010.

2. Please provide an updated consent with your next amendment and note the financial statement updating requirements per Rule 8-08 of Regulation S-X.

Registration Statement Cover Page

3.   Please revise to properly name the registrant as indicated in the address of the agent for service.

Plan of Operations, page 10

 4.   We note your response to comment 11 in our letter dated December 14, 2010. In particular, we note that there are various preliminary measures that appear to be crucial to your achieving your business plan, that need to be completed within the first six months following your offering and that are dependent on third-parties, including having to purchase your initial inventory from a contract packer that you have yet to engage, to establish suppliers and to have a laboratory conduct tests on your product. In view of this, please expand your disclosure to indicate the likelihood of being able to complete your milestones within the timeframe you have outlined.

 5.   In addition, please allocate the cost associated with each of your proposed steps.

Management, page 14

 6.   We note your response to comment 13 in our letter dated December 14, 2010 and reissue the comment in part. Please provide a complete description of the business experience of your officers and directors over the past five years ensuring that there are no gaps or ambiguities with regard to time. In addition, provide a description of all of the businesses for which your officers and directors have work experience, including Southern Sauce Company, Inc.

Certain Relationships and Related Transactions, page 17

 7.   We note your response to comment 14 in our letter dated December 14, 2010. Please expand your disclosure to include all of the information required by Item 404 of Regulation S-K, including the dollar value of the amount involved in each transaction with your officers and directors.

 8.   In addition, we note your disclosure that each of the listed transactions was entered into by negotiation. Please revise your disclosure to explain how this was achieved with respect to your promoters.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Suying Li at (202) 551- 3335 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Joel Bernstein, Esq.
       (786) 513-8522 (fax)